                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                                (Amendment No. 1)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (Amendment No. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                             PENOBSCOT SHOE COMPANY
                            (Name of Subject Company)
                                  -------------
                               RIEDMAN CORPORATION
                              PSC ACQUISITION CORP.
                                    (Bidders)
                            ------------------------
                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                            ------------------------
                                     709342
                      (CUSIP Number of Class of Securities)
                            ------------------------
                           JAMES R. RIEDMAN, PRESIDENT
                               RIEDMAN CORPORATION
                                 45 EAST AVENUE
                               ROCHESTER, NY 14604
                                 (716) 232-4424
       (Name, Address and Telephone Number of Person authorized to receive notices and communications on behalf of the Bidder)
                            ------------------------
                                    COPY TO:
                           HARRY P. MESSINA, JR., ESQ.
                              GORDON E. FORTH, ESQ.
                   WOODS, OVIATT, GILMAN, STURMAN & CLARKE LLP
                             700 CROSSROADS BUILDING
                               ROCHESTER, NY 14614
--------------------------------------------------------------------------------
TRANSACTION VALUATION                                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
$16,312,419(1)                                               $3,262.48
--------------------------------------------------------------------------------

(1) Calculated by multiplying $11.75, the per share cash tender offer price, by 1,388,291, the number of shares of Common Stock outstanding, for purposes of determining the filing fee only.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $3,262.48
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         This Amendment No. 1 to Schedule 14D-1 amends a joint Tender Offer
Statement filed by Riedman Corporation, a New York corporation (the "Parent") and by PSC Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Parent filed with the Securities and Exchange Commission on October 12, 1999 relating to purchase all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Penobscot Shoe Company, a Maine corporation (the "Company"), at a purchase price of $11.75 per share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments thereto, collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on October 12, 1999. The purpose of this Amendment No. 1 is to amend and supplement Items 10 and 11 of the Schedule 14D-1 as described below.


         This Amendment also constitutes an amendment to the Statement on
Schedule 13D with respect to the beneficial ownership of Shares which has previously been filed by Parent and Purchaser.








Item 10. Additional Information.


Item 10 of the Statement is hereby amended and supplemented by adding the following language thereto at the end of the section captioned "Background of the Offer; Contacts with the Company":



         On November 10, 1999, the Purchaser issued a press release announcing that it has extended the period during which the Offer will remain open to 12:00 midnight, EST, on Tuesday, November 16, 1999. Accordingly, the Expiration Date shall be 12:00 midnight on Tuesday, November 16, 1999 unless the Offer is further extended. The full text of the press release is set forth in Exhibit
(a)(9) and is incorporated herein by reference.


Item 11. Material To Be Filed As Exhibits.

(a)(9) Press Release issued by the Purchaser on November 10, 1999


                                        (a)(8) -3
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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 10, 1999

                                          Riedman Corporation
                                          By: /s/ James R. Riedman
                                          Name: James R. Riedman
                                          Title: President

                                          PSC ACQUISITION CORP.
                                          By: /s/ James R. Riedman
                                          Name: James R. Riedman
                                          Title: President
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                                  EXHIBIT INDEX

EXHIBIT NO.                                    DESCRIPTION
(a)(9)               Press Release issued by the Purchaser on November 10, 1999.